File No. 70-8769


                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                          AMENDMENT NUMBER TWO TO

                                 FORM U-1

                 APPLICATION-DECLARATION WITH RESPECT TO
            THE ACQUISITION OF A SUBSIDIARY IN CONNECTION WITH
            THE PROVISION OF POWER MARKETING AND OTHER SERVICES

                                   UNDER

              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       EASTERN UTILITIES ASSOCIATES
                P.O. Box 2333, Boston, Massachusetts  02107

                  (Name of company filing this statement
                and address of principal executive office)

                       EASTERN UTILITIES ASSOCIATES

             (Name of top registered holding company parent of
                          applicant or declarant)

                    CLIFFORD J. HEBERT, JR., TREASURER
                       EASTERN UTILITIES ASSOCIATES
                P.O. Box 2333, BOSTON, MASSACHUSETTS  02107

                  (Name and address of agent for service)

             The Commission is requested to mail signed copies
               of all orders, notices and communications to:

                         ARTHUR I. ANDERSON, P.C.
                          McDermott, Will & Emery
                              75 State Street
                             Boston, MA  02109
ITEM 1.   DESCRIPTION OF THE PROPOSED TRANSACTION.

     The first and third paragraphs under the LLC under ITEM 1.

DESCRIPTION OF THE PROPOSED TRANSACTIONS are amended to read as follows:

First Paragraph:

    "The LLC was formed with Duke/Louis Dreyfus L.L.C., a Nevada limited liability company ("D/LD"), for the purpose of providing energy services to customers in the New England states:  Connecticut, Maine, Massachusetts,

New Hampshire, Rhode Island and Vermont (the "Territory"), including buying and selling electric power and brokering purchases and sales of electric power ("Power Marketing"); buying and selling fuel (including gas and oil)

and brokering purchase and sales of fuel ("Fuels Marketing"); and

engineering, consulting and maintenance services for customers with respect to equipment for the production of electricity or steam, efficiency services and processes, and equipment retrofit (the "LLC Business").  The

LLC may provide financing to customers with respect to services furnished or the equipment being furnished or retrofitted and alternatively may lease such equipment to customers.  The types of leases which the LLC may enter into with customers may include true as well as finance leases.

     As the market for electricity becomes increasingly deregulated, EUA believes (i) that consumers of electricity will have increasing opportunities to switch among energy sources based on, among other things,

pricing considerations and (ii) that electric generators will find it increasingly to their advantage not to pass through fuel cost to their customers and will, therefore, have to develop effective hedging mechanisms including hedging with respect to fuel supply.  The LLC plans to provide

Power Marketing and Fuels Marketing services to both producers and consumers of electricity, in the case of energy consumers, to lower their overall energy costs and, in the case of electric generators, to ensure that they are able effectively to match production costs with sales revenues.  Accordingly, many of the LLC's customers will be offered Fuels

Marketing services in conjunction with Power Marketing services.  EUA requests that the Commission reserve jurisdiction over the provision of

Fuels Marketing services by the LLC where such services are not furnished to electric power producers.

     The LLC in appropriate circumstances will use options, swaps, futures and other similar transactions ("derivative transactions") to offset the price risk of a purchase or sale of energy products by taking an opposite position to that purchase or sale. The LLC will establish operations,

policies and procedures to limit the risk associated with such transactions.  The establishment of operations policies and procedures with respect to risk management requires the affirmative vote of at least one member of the Executive Committee of the LLC appointed by Energy Services.

EUA represents that the risk management policies and procedures to be established will result in the LLC's total volume of derivatives transactions at any time being limited to no more than the total volume of the LLC's fixed price purchase and fixed price sale commitments that are subject to market price fluctuation.  Therefore, the LLC's use of derivatives will not be speculative in nature.

     As part of its business, the LLC may determine to acquire, lease or operate generating facilities in the future if doing so would not subject the LLC to regulation as an electric utility subsidiary of EUA under the

Act.  Any such activities by the LLC with respect to generating capacity will be effected only pursuant to an available exemption or pursuant to a

Commission order in separate proceedings."

Third Paragraph:

     "The LLC will initially conduct its Power Marketing activities in the wholesale energy markets in the Territory.  The LLC will sell energy to wholesale customers to the extent permitted without becoming an "electric utility company" or a "gas utility company" within the meaning of the definitions of such terms in Sections 2(a)(3) and 2(a)(4) of the Act.

EUA requests that the Commission reserve jurisdiction over possible retail sales of electricity and fuel by the LLC.  Regulatory and legislative initiatives are moving rapidly in the Territory and the LLC may be in a position to pursue retail opportunities in the Territory in the near future.  A retail wheeling pilot program in New Hampshire is scheduled to commence as of May 1, 1996.  In Massachusetts, the Department of Public

Utilities (MDPU) issued an order on August 16, 1995 that requires, among other things, investor-owned electric utilities to unbundle their rates and provide customer choice with respect to generation services.  Four investor-owned electric utilities, including Eastern Edison Company, have already filed plans with the MDPU.  On February 7, 1997, a bill was introduced in the Rhode Island legislature that, if enacted, would allow customer choice of electricity supplier commencing January 1, 1998 for large industrial customers and phasing in all customers by January 1,

2001."


     The following paragraph is added as the last paragraph under ITEM 1.

DESCRIPTION OF THE PROPOSED TRANSACTIONS:

     "As required by rule 54, all applicable conditions contained in rule

53(a) are, and assuming the consummation of the proposed transactions, will be, satisfied and none of the conditions contained in rule 53(b) exist or will exist as a result of the proposed transactions, making rule 53(c)

inapplicable."



ITEM 2.   FEES, COMMISSIONS, AND EXPENSES.



     The fees, Commissions and expenses of the Applicant expected to be paid or incurred, directly or indirectly, in connection with the transactions described are as follows:

     Securities and Exchange Commission Filing Fee       $2,000

     Fees and Expenses of Company Counsel              $130,000

     Fees and Expenses of EUA Service Corporation       $20,000

     Total                                             $152,000

ITEM 4.   REGULATORY APPROVALS.



     Item 4. is amended to read as follows:

     No state Commission and no Federal Commission, other than the

Commission, has jurisdiction over the transactions for which authorization is hereby requested.


     Item 5.   PROCEDURE.

     Item 5. is amended to read as follows:



     "(a) In order to be in a position to carry out the proposed transactions at the most advantageous time, the Applicant requests that the Commission issue its order hereon on the earliest practical date.

     (b)  It is not considered necessary that there be a recommended decision by a hearing officer or by any other responsible officer of the Commission.  The Office of Public Utilities Regulation may assist in the preparation of the decision of the Commission, and it is believed that a thirty (30) day waiting period between the issuance of the order of the Commission and the day on which the order is to become effective would not be appropriate.

     (c)  Energy Services will file certificates with the Commission pursuant to Rule 24 within 45 days after the end of each calendar quarter to report transactions authorized under the Act by this order,

     and setting forth:

     (1)  a balance sheet as of the end of such quarter, and a statement of income and expense for such quarter and the twelve-months

     concluding as of the end of such quarter, for the LLC;

     (2)  a statement for such quarter of the amount of revenues attributable to (i) buying, selling and brokering electric power, (ii)

     buying, selling and brokering fuel, and (iii) engineering, consulting,

     leasing and maintenance services (each stated separately);


     (3)  a statement as to whether the LLC has engaged in any derivative transactions during the quarter; and

     (4)  a description of the types and dollar amounts of services provided by EUA affiliates to Energy Services or the LLC during the period, identifying the type of service good or construction contract,

     the parties involved, and, if such transactions are not in compliance with Rules 90 and 91 under the Act, the basis for the pricing of such transactions."



ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS (* Filed herewith) (**

          Confidential treatment requested pursuant to Rule 104(b))

          (***Incorporated by reference pursuant to Rule 22)



     (a)  Exhibits.

          Exhibit A-1*        Articles of Organization of Energy Services.

          Exhibit A-2*        By-Laws of Energy Services.

          Exhibit B-1**       Operating Agreement.

          Exhibit F*          Opinion of counsel

          Exhibit G***        EUA System Lines of Credit

                              (Exhibit G, File No. 70-8713)

          Exhibit H           Proposed Form of Notice.



     (b) Financial Statements.



               None.

                                 SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned duly authorized individual.

                              EASTERN UTILITIES ASSOCIATES


                              By:  /s/ Clifford J. Hebert, Jr.
                                   Clifford J. Hebert, Jr.
                                   Treasurer


Dated March 13, 1996